U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          INTERACTIVE PROCESSING, INC.
                 (Name of Small Business Issuer in its charter)

            NEVADA                                     88-0355407
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


    #1738 - 609 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA V7Y 1G5 CANADA
              (Address of principal executive offices)       (Zip Code)

                    Issuer's telephone number: (604) 689-4060

        Securities to be registered under Section 12(b) of the Act: NONE

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)

Exhibit index on page 19                                     Page 1 of 140 pages

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

         Interactive Processing, Inc. (the "Company") was incorporated under the laws of the State of Nevada on September 15, 1995, for the purposes of engaging in sales of consumer electronic products.

         On April 17, 1996, the Company entered into a Patent and Trademark License Agreement with Amoeba Corporation ("Amoeba") to obtain the exclusive license to develop, manufacture, market, distribute, and sell an electronic device known as the TV Terminator ("TVT") in the United States, Canada, and Mexico. The TVT is an interactive universal remote control device, invented and patented by Amoeba, that is believed by management of the Company to be the first remote control with sound effects and a trigger-operated channel changer. Amoeba was issued United States Patent number 5,253,068 and Canadian Patent number 2,107,736. As consideration for the license, the Company issued 2,900,000 shares of its Common Stock to Amoeba and agreed to pay a royalty of $1.50 per unit sold by the Company. The agreement has no specified term.

         Also on April 17, 1996, the Company entered into Patent and Trademark Sublicense agreements with three licensees of Amoeba to obtain the exclusive rights to the TV Terminator in other territories. All of the agreements are similar to the agreement with Amoeba and differ only with respect to the territory and the number of shares issued to the sublicensor. The agreements are summarized below.

                                                                                                        NUMBER OF
                                                                                                         SHARES
LICENSOR/SUBLICENSOR                                   TERRITORY                                         ISSUED
Amoeba Corporation                      United States; Canada; and Mexico                               2,900,000
But Sup But International Inc.          Asia, excluding Russia and all republics which                   900,000
                                        were part of the former Soviet Union; India;
                                        Australia; and New Zealand
Aurora Marketing Inc.                   All of Europe, including the United Kingdom;                     900,000
                                        Russia; and all republics which were part of the
                                        former Soviet Union
Measca Corporation                      Western hemisphere, excluding the United                         900,000
                                        States, Canada, and Mexico; Africa; and the
                                        Middle East


         The TVT was demonstrated by Amoeba at the Consumer Electronics Show in Las Vegas, Nevada, in January 1996. Other distributors of the TVT have sold small quantities of the product since January 1996 through catalogs and as a result of newspaper articles and radio announcements.

         On July 16, 1996, the Company entered into a Merchandising License Agreement with ELP Communications for the exclusive license in the United States and Canada to use the trademarks of the "Married With Children" television series to promote the Company's Bundy Sport Remote product. As consideration for the license, the Company agreed to pay a royalty equal to 10% of Net Sales (12% of Net Sales for sales made on an F.O.B. basis), and paid an advance of $25,000 to the licensor upon execution of the agreement. The initial term of the agreement commenced on April 11, 1996 and will expire on June 30, 1998, unless sooner terminated pursuant to the terms of the agreement. So long as the Company has paid the licensor minimum royalties of $75,000 during this initial term and notified the licensor of its intention to extend the term of the agreement by May 1, 1998, the Company shall have an option to extend the agreement for an additional period ending June 30, 2000. In addition, subject to the Company performing fully under the terms of the agreement, the Company has the option of extending the territory to encompass worldwide rights by so notifying the licensor by May 12, 1997 and paying an option fee of $25,000 by July 12, 1997.

MARKETING AND DISTRIBUTION

         The Company intends to market the TVT through home television shopping channels, catalogs, and clubs, utilizing an 800 number ordering system. Management has contacted over five home shopping networks, together reaching over 90 million households per day. If negotiations with these shopping networks are successful, the TVT will have its own infomercial and separate 800 number for direct purchases. The Company also intends to advertise the TVT on the Internet.

         The Company is currently awaiting a shipment of approximately 2,500 units for shipment to catalog companies and shopping networks. Depending upon consumer acceptance of the TVT, the Company may have repeat orders and/or agreements for distribution of the product.

MANUFACTURING

         The Company currently has its products manufactured overseas by a non-affiliated company and pays for orders in advance. No formal manufacturing contracts will be entered into until the Company has larger orders. The Company does not anticipate any difficulties in obtaining raw materials or arranging for the manufacture of its products.

COMPETITION

         There are many companies which manufacture universal remote controls. However, management believes that the TVT is unique enough, through its sound effects and unusual shapes, to have a niche in the market.

GOVERNMENTAL REGULATION

         No governmental approval of the Company's products is needed. The Company is subject to laws and regulations pertaining to the import of goods manufactured overseas. Compliance with governmental regulations is not expected to have a material adverse effect on the Company.

EMPLOYEES

         As of June 30, 1996, the Company had 4 employees, all of whom were full-time.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

         During the current fiscal year, which ends April 30, 1997, the Company plans to add two or three employees and staff a full-time office in Las Vegas. The Company also plans to continue its research and development efforts on the TVT. Management of the Company believes that it has sufficient cash to satisfy its needs until February 1997. It is currently engaging in a private placement of its Common Stock which will result in proceeds to the Company of $400,000 if successful.

         The Company plans to finance future purchases of inventory through financing provided by the manufacturer. Interest of 10% per annum would be charged on such financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         LIQUIDITY AND CAPITAL RESOURCES. Since the Company's inception in September 1995, the Company has been engaged primarily in raising its initial capitalization and obtaining license agreements critical to its business plan. Through April 30, 1996, gross proceeds of $225,700 were obtained through the sale of the Company's Common Stock. In August 1996, an additional $170,000 in gross proceeds were obtained.

         The Company's working capital was $19,663 at April 30, 1996, and increased to $79,317 at July 31, 1996. The increase was due primarily to the receipt of the offering proceeds described above prior to July 31, 1996, in contemplation of the private placement being completed in August 1996.

         RESULTS OF OPERATIONS. The Company has not yet generated significant revenues. Since inception revenues of only $4,747 have been generated. Expenses incurred since inception through April 30, 1996 of $173,817 were primarily for marketing and product development. Management anticipates that most of its expenses will be incurred for marketing and product development in the near future.

         Expenses for the three months ended July 31, 1996 in the amount of $83,071 were incurred primarily for consulting fees ($30,858), investor relations ($12,384), office ($10,458), and marketing and product development ($10,267).

         GOING CONCERN. As a result of its operations through July 31, 1996, the Company has an accumulated deficit as of July 31, 1996 of $253,783. Note 1 of the Notes to Financial Statements included herein states that substantial doubt has been raised about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to generate profitable operations in the future and obtain additional financing. Although management plans to raise the funds necessary to finance ongoing operations and commitments until sufficient cash flow from operations is generated, there can be no assurance that the Company will be able to do so.

ITEM 3.           DESCRIPTION OF PROPERTY.

         The Company's leases approximately 600 square feet of office space at a cost of $750 per month, at #1738 - 609 Granville Street, Vancouver, British Columbia. See Part I, Item 7. Certain Relationships and Related Transactions.

ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of August 21, 1996:

NAME AND ADDRESS OF OWNER                       NUMBER OF SHARES OWNED                   PERCENT OF CLASS (1)
Amoeba Corporation                                    2,900,000                                 30.8%
21 East Drive Garston
Watford, Herts
England WD2 6AH
Philadep & Co.                                        1,832,500                                 19.5%
1900 Market St. 2nd Floor
Philadelphia, PA 19103


                                        4




NAME AND ADDRESS OF OWNER                       NUMBER OF SHARES OWNED                   PERCENT OF CLASS (1)<F1>
But Sup But International Inc.                         900,000                                   9.6%
Flat 1906, Blk Q
Luk Yeung Sun Chuen
Twuen Wan
N.T. Hong Kong
Aurora Marketing Inc.                                  900,000                                   9.6%
21 Godolphin House
76 Fellows Road
London, England
NW3 3LG
Measca Corporation                                     900,000                                   9.6%
P.O. Box N. 7521
94 Dowdeswell St.
Nassau, Bahamas
CT Securities Services Inc.                            822,500                                   8.7%
70 York St. 8th Floor
Toronto, Ontario
Canada M5J 1S9
Sheldon Silverman                                    300,000 (2)<F2>                             3.1%
Keith Balderson                                      200,000 (3)<F3>                             2.1%
Officers and Directors as a                            500,000                                   5.0%
group (2 persons)
*Less than 0.1%

<F1>
(1) Based on 9,419,000 shares of Common Stock outstanding on August 21, 1996. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from August 21, 1996, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.
<F2>
(2) Includes 300,000 shares of Common Stock issuable upon exercise of certain options. See "Executive Compensation."
<F3>
(3) Includes 200,000 shares of Common Stock issuable upon exercise of certain options. See "Executive Compensation."

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

OFFICERS AND DIRECTORS

         The officers and directors of the Company are as follows:

NAME                                       AGE                           POSITION
Sheldon Silverman                          35                            President, Chief Executive Officer
                                                                         and Director


                                        5




Keith Balderson                            52                            Vice President, Secretary, Treasurer
                                                                         and Director

         The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's Bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

         SHELDON SILVERMAN has been the President, Chief Executive Officer, and a director of the Company since May 1996. He managed a jewelry store in Vancouver, British Columbia, from 1982 to 1984. In 1986, Mr. Silverman received a real estate license and worked at Re/Max Realty in Vancouver, from 1986 to 1994, specializing in land development, as well as residential and commercial real estate. He received awards as a real estate broker. From 1991 to 1996, he was the president of Golden Treasures Dist. Ltd., a distributor of consumer electronic products. Mr. Silverman was one of the founders of the TVT products and assisted in locating engineers, manufacturers, and designers.

         KEITH BALDERSON has been a director of the Company since its inception and has served as Vice President since May 1996 and Secretary and Treasurer since July 1996. He served as the President of the Company from its inception to May 1996. Mr. Balderson attended sales and marketing courses at the University of British Columbia from 1963 to 1965. From 1965 to 1982, he was a director of Margetson-Lee, Ltd., a private retail clothing company in Vancouver, British Columbia. He was the president of Silk Fashion Canada, Ltd., Toronto, Ontario, a company which imported Jack Mulgreen dresses and blouses, from 1980 to 1984. From 1984 to 1988, he was the marketing director for Louis Feraud Paris, a private fashion import company in New York. He was the vice president for Quadra Lodgic Technologies, Inc., a medical research and biotechnology company in Vancouver, British Columbia, from 1988 to 1992. From 1992 to 1996, Mr. Balderson was the president of Cryocon Containers Inc., a publicly-held company in Vancouver, British Columbia, engaged in refrigeration technology.

ITEM 6.           EXECUTIVE COMPENSATION.

         The following table sets forth information for the Chief Executive Officer ("CEO") of the Company, Keith Balderson, from inception (September 15,
1995) through April 30, 1996. No disclosure need be provided for any executive officer, other than the CEO, whose total annual salary and bonus for the last completed fiscal year did not exceed $100,000. Accordingly, no other executive officers of the Company are included in the table.

                                                                                    LONG TERM COMPENSATION
                                        ANNUAL COMPENSATION                      AWARDS               PAYOUTS
                                                            OTHER       RESTRICTED
NAME AND                                                   ANNUAL          STOCK          OP-           LTIP        ALL OTHER
PRINCIPAL                                                  COMPEN-        AWARD(S)     TIONS/SAR      PAYOUTS        COMPEN-
POSITION           YEAR         SALARY         BONUS      SATION ($)        ($)          S ($)          ($)        SATION ($)
Keith              1996        $ 14,400         -0-           -0-           -0-           -0-           -0-            -0-
Balderson,
President


         There are no employment agreements with any of the Company's executive officers. The Company's current executive officers, Sheldon Silverman and Keith Balderson, are paid through consulting fees paid to their respective companies. The consulting fees are currently $4,000 and

$1,200 per month for Messrs. Silverman and Balderson, respectively. For period ended April 30, 1996, consulting fees of $8,000 and $10,301 were paid to Messrs. Silverman and Balderson through their companies. For the three months ended July 31, 1996, consulting fees of $7,508 and $10,000 were paid to Messrs. Silverman and Balderson through their companies.

         The Company does not pay non-officer directors for their services as such nor does it pay any director's fees for attendance at meetings. Directors are reimbursed for any expenses incurred by them in their performance as directors.

STOCK OPTIONS

         On July 26, 1996, the Company's Board of Directors adopted a 1996 Stock Option Plan under which a total of 941,900 shares are available for grant to provide incentive compensation to officers and key employees of the Company.

         The Plan is administered by the Board of Directors. Options may be granted for up to 10 years at not less than the fair market value at the time of grant, except that the term may not exceed five years and the price must be 110% of fair market value for any person who at the time of grant owns more than 10% of the total voting power of the Company. Unless otherwise specified in an optionee's agreement, options granted under the Plan to officers, officer/directors, and employees will become vested with the optionee under the following schedule: 50% upon the first anniversary of the option grant and 12.5% upon each of the four three-month periods following the first anniversary. The Plan will remain in effect until it is terminated by the Board of Directors, except that no Incentive Stock Option (as defined in Section 422 of the Internal Revenue Code) may be granted after July 26, 2006.

         Options may be  exercised  by payment of the option  price (i) in cash,
(ii) by tender of shares of Common Stock of the Company and which have a fair market value equal to the option price, or (iii) by such other consideration as the Board of Directors may approve at the time the option is granted.

         On August 16, 1996, options to purchase 300,000 shares and 200,000 shares at $.656 per share were granted to Sheldon Silverman and Keith Balderson, respectively.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         From time to time, the Company has engaged in transactions with Golden Treasures Dist. Ltd. ("Golden Treasures"), a distributor of consumer electronic products owned and controlled by Sheldon Silverman, the President, Chief Executive Officer, and a director of the Company. During the period ended April 30, 1996, the Company purchased 60 units of the TVT from Golden Treasures at cost ($18 per unit). Also during this period, the Company incurred $57,095 in marketing expenses paid to Golden Treasures. The marketing expenses were related to the Company's involvement in the Consumer Electronics Show in Las Vegas in January 1996, for exhibit space, advertising, and prototype samples. The Company leases office space from Golden Treasures at the rate of $750 per month. During the period ended April 30, 1996, rent of $3,500 was paid. At April 30, $7,933 was owed to Keith Balderson's company and $12,580 was owed to Golden Treasures for marketing, public relations, investor relations, and office expenses. During the three months ended July 31, 1996, rent of $700 was paid. At July 31, 1996 $12,580 was still owed to Golden Treasures. Mr. Balderson's company was paid during the quarter ended July 31, 1996.

ITEM 8.           DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share.

COMMON STOCK

         Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

         Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

         Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

         The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

         The registrar and transfer agent for the Company's Common Stock is Silver State Transfer & Registrar, 8180 Clover Springs Lane, Salt Lake City, Utah 84121.

PREFERRED STOCK

         The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock.

         The  Board  of  Directors   established  a  Series  A  Preferred  Stock
consisting of 2,000,000 shares; however, it has withdrawn its plans to sell such shares privately.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock has traded on the OTC Bulletin Board under the symbol "IAPI" since April 29, 1996. The range of high and low bid prices for each fiscal quarter for 1996, as reported by the OTC Bulletin Board, is as follows:

                                                     BID PRICES
1996 FISCAL YEAR                        HIGH                           LOW

Quarter Ending 07/31/96............    $ 1.63                        $ .343

         The last reported high and low bid prices for the Company's Common Stock were $.6875 and $.4375, respectively, as of September 26, 1996, as reported by the OTC Bulletin Board.

         The above quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

         As of August 21,1996 there 47 record holders of the Company's Common Stock.

         Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

ITEM 2.           LEGAL PROCEEDINGS.

         The Company is not a party to any pending legal proceedings and no such proceedings are known to be contemplated.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

         Since the Company's inception, it has sold shares of its Common Stock, which sales were not registered under the Securities Act of 1933, as amended, as follows:

         From October 1, 1995 to December 5, 1995, a total of 3,124,000 shares of Common Stock were sold for an aggregate of $156,200 in cash. From March 28, 1996 to May 6, 1996, a total of 695,000 shares of Common Stock were sold for an aggregate of $69,500 in cash. No underwriting discounts or commissions were paid. With respect to these sales of securities, the Company relied on the provisions of Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). Aggregate sales were less than $1,000,000.

         On April 17, 1996, the Company issued a total of 5,600,000 shares of Common Stock as consideration for various licenses to four parties. See Part I,
Item 1. Description of Business. With respect to the issuance of these shares, the Company relied on the provisions of Section 4(2) of the Securities Act of 1933, as amended, in that such transactions did not involve any public offering.

         On August 28, 1996, a total of 607,143 shares of Common Stock were sold for an aggregate of $170,000 in cash. No underwriting discounts or commissions were paid. With respect to these sales of securities, the Company relied on the provisions of Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). Aggregate sales were less than $1,000,000.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.751 of the General Corporation Law of Nevada and Article X of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the corporation's best interests or not opposed to the corporation's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

[letterhead of Staley, Okada, Chandler & Scott]






AUDITORS' REPORT

--------------------------------------------------------------------------------


To the Shareholders of Interactive Processing, Inc.:

We have audited the balance sheet of Interactive Processing, Inc. (a Development Stage Company) as at 30 April 1996 and the statements of loss and deficit and cash flow for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 30 April 1996 and the results of its operations and the changes in its financial position for the period then ended in accordance with accounting principles generally accepted in the United States.


                                            /s/Staley, Okada, Chandler & Scott
Burnaby, B.C.                               STALEY, OKADA, CHANDLER & SCOTT
28 August 1996                              CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------






COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING CONFLICT

--------------------------------------------------------------------------------


To the Directors of Interactive Processing, Inc.:

In the United States, reporting standards for auditors require the expression of a qualified opinion when financial statements are affected by significant uncertainties such as those referred to in Note 1 to these financial statements. The above opinion on our report to the shareholders dated 28 August 1996 for the period ended 30 April 1996 is not qualified with respect to, and provides no reference to these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.


                                            /s/Staley, Okada, Chandler & Scott
Burnaby, B.C.                               STALEY, OKADA, CHANDLER & SCOTT
28 August 1996                              CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------

    [Members of Institute of Chartered Accountants of British Columbia logo]


INTERACTIVE PROCESSING, INC.                                                                            STATEMENT 1
(A Development Stage Company)

BALANCE SHEET

U.S. Funds


                                                                                          31 July          30 April
ASSETS                                                                                       1996              1996
                                                                                    (UNAUDITED -
                                                                           PREPARED BY MANAGEMENT)
-------------------------------------------------------------------------------------------------------------------
CURRENT                                 Cash                                        $      17,071     $      38,889
                                        Accounts receivable                                   224                 -
                                        Work in progress                                   38,684                 -
                                        Inventory                                          36,916             1,080
                                        Prepaid expenses                                    5,150             6,216
                                                                                    -------------------------------


                                                                                           98,045            46,185

CAPITAL ASSETS, NET OF AMORTIZATION                                                         5,180                 -

LICENSE COSTS (NOTE 4)                                                                      5,600             5,600

PREPAID ROYALTY COSTS (NOTE 8B)                                                            25,000                 -
                                        ----------------------------------------------------------------------------

                                                                                    $     133,825     $      51,785
-------------------------------------------------------------------------------------------------------------------


LIABILITIES

-------------------------------------------------------------------------------------------------------------------
CURRENT                                 Accounts payable                            $      18,728     $      26,522
                                        ---------------------------------------------------------------------------

DUE TO A RELATED PARTY (NOTE 5)                                                            12,580            12,580
                                        ---------------------------------------------------------------------------

CONTINUED OPERATIONS (NOTE 1)


SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------

SHARE CAPITAL (Notes 6 and 8a)                                                            356,300           186,300

DEFICIT - STATEMENT 2                                                                    (253,783)         (173,617)
                                                                                    -------------------------------
                                                                                          102,517            12,683
                                        ---------------------------------------------------------------------------

                                                                                    $     133,825     $      51,785
-------------------------------------------------------------------------------------------------------------------


ON BEHALF OF THE BOARD:

___________________________, Director


___________________________, Director



                           - See Accompanying Notes -


INTERACTIVE PROCESSING, INC.                                                                           STATEMENT 2
(A Development Stage Company)

STATEMENT OF LOSS AND DEFICIT

U.S. Funds



                                                                                         Three Months        Period
                                                                              Cumulative        Ended         Ended
                                                                                    from      31 July      30 April
                                                                               Inception         1996          1996
                                                                            (UNAUDITED - (UNAUDITED -
                                                                             PREPARED BY  PREPARED BY
                                                                              MANAGEMENT)  Management)

-------------------------------------------------------------------------------------------------------------------

REVENUE                                 Sales                                $     4,747   $    4,747    $        -

COST OF GOODS SOLD                                                                 1,842        1,842             -
                                        ---------------------------------------------------------------------------


GROSS PROFIT                                                                       2,905        2,905             -
                                        ---------------------------------------------------------------------------


EXPENSES                                Marketing and product development        114,979       10,267       104,712
                                        Consulting fees                           57,509       30,858        26,651
                                        Legal                                     12,410        2,910         9,500
                                        Travel                                    13,918        5,019         8,899
                                        Investor relations                        18,990       12,384         6,606
                                        Accounting and audit                       7,908        2,258         5,650
                                        Office                                    16,088       10,458         5,630
                                        Filing fees                                6,655        2,500         4,155
                                        Amortization                                 420          420             -
                                        Rent                                       4,695        4,695             -
                                        Salaries                                     679          679             -
                                        Director fees                              1,000            -         1,000
                                        Transfer agent                             1,000          400           600
                                        Bank charges and interest                    437          223           214
                                                                              -------------------------------------

                                                                                 256,688       83,071       173,617
                                        ---------------------------------------------------------------------------


LOSS FOR THE PERIOD                                                              253,783       80,166       173,617
                                        Deficit - Beginning of period                  -      173,617             -
                                        ---------------------------------------------------------------------------

DEFICIT - END OF PERIOD                                                      $   253,783   $  253,783    $  173,617
-------------------------------------------------------------------------------------------------------------------


LOSS PER SHARE - BASIC                                                       $      0.05   $     0.01    $     0.07
-------------------------------------------------------------------------------------------------------------------


WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                                                   5,074,000    9,149,000     2,666,000
-------------------------------------------------------------------------------------------------------------------


                           - See Accompanying Notes -


INTERACTIVE PROCESSING, INC.                                                                            STATEMENT 3
(A Development Stage Company)

STATEMENT OF CASH FLOW

U.S. Funds




                                                                                         Three Months        Period
                                                                              Cumulative        Ended         Ended
                                                                                    from      31 July      30 April
CASH RESOURCES PROVIDED BY (USED IN)                                           Inception         1996          1996
                                                                            (UNAUDITED - (UNAUDITED -
                                                                             PREPARED BY  PREPARED BY
                                                                              MANAGEMENT)  Management)

-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                    Loss for the year                    $  (253,783)  $  (80,166)   $ (173,617)
                                        Amortization                                 420          420             -
                                        Change in non-cash working capital       (62,246)     (81,472)       19,226
                                                                              -------------------------------------
                                                                                (315,609)    (161,218)     (154,391)
                                        ---------------------------------------------------------------------------


FINANCING ACTIVITIES                    Share capital issued                     225,700            -       225,700
                                        Obligations to issue share capital       170,000      170,000             -
                                        Due from related party                    12,580            -        12,580
                                        Share issuance costs                     (45,000)           -       (45,000)
                                                                              -------------------------------------
                                                                                 363,280      170,000       193,280
                                        ---------------------------------------------------------------------------


INVESTING ACTIVITIES                    Capital assets purchased                  (5,600)      (5,600)            -
                                        License rights                           (25,000)     (25,000)            -
                                                                              -------------------------------------
                                                                                 (30,600)     (30,600)            -
                                        ---------------------------------------------------------------------------

NET INCREASE  (DECREASE) IN CASH                                                  17,071      (21,818)       38,889
                                        Cash position - Beginning of period            -       38,889             -
                                        ---------------------------------------------------------------------------

CASH POSITION - END OF PERIOD                                                $    17,071   $   17,071    $   38,889
-------------------------------------------------------------------------------------------------------------------






SUPPLEMENTARY SCHEDULE OF NON-CASH TRANSACTION                        SCHEDULE

FOR THE PERIODS ENDED 31 JULY AND 30 APRIL 1996
U.S. Funds

--------------------------------------------------------------------------------
The following non-cash transaction occurred during the period ended 30 April
1996:
  - Issued 5,600,000 common shares at $0.01 per share to purchase electronic product licenses (Note 4).

No non-cash transactions occurred during the period ended 31 July 1996 (Unaudited - Prepared by Management).
--------------------------------------------------------------------------------

                           - See Accompanying Notes -

INTERACTIVE PROCESSING, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

31 JULY 1996 (UNAUDITED - PREPARED BY MANAGEMENT)
  AND 30 APRIL 1996
U.S. Funds

--------------------------------------------------------------------------------
1.   CONTINUED OPERATIONS               These financial statements  are prepared
                                        on a going  concern  basis which assumes
                                        that the company will be able to realize
                                        assets and discharge  liabilities in the
                                        normal  course  of  business.  As  at 30
                                        April 1996 the  company had a deficit of
                                        $173,617  (31  July  1996 -  $253,783  -
                                        UNAUDITED - PREPARED BY MANAGEMENT). The
                                        company    is   not    yet    generating
                                        significant  sales  revenue and does not
                                        have  sufficient  cash  flow to  finance
                                        obligations   for   marketing    rights,
                                        administrative and overhead expenses.

                                        These  factors raise  substantial  doubt
                                        about the company's  ability to continue
                                        as  a  going  concern.  These  financial
                                        statements    do   not    include    any
                                        adjustments  that might  result from the
                                        outcome  of  these  uncertainties.   The
                                        ability to continue as a going concern is dependent on its ability to:

                                        a) Generate profitable operations in the future.

                                        b) Obtain additional financing.

                                        Management plans to raise funds through issuance of treasury shares to finance ongoing operations and commitments until sufficient cash flow from operations is generated.

--------------------------------------------------------------------------------
2. NATURE OF OPERATIONS The company was incorporated on 15 September 1995 under the laws of the State of Nevada. The business purpose of the company is to engage in the marketing and sale of high tech consumer electronics.

                                        The company  began active  operations in
                                        December  1995 by issuing seed stock for
                                        cash  and  investigating  the  potential
                                        market   for   a   consumer   electronic
                                        product.

                                        On 17 April 1996, the company purchased the manufacturing and marketing rights to an electronic product (NOTE 4).

                                        On 16 July 1996, the company purchased the licensing rights to promote a second product (NOTE 8B).

                                        These financial statements present the results of the company's operations in the 229 day period since inception to 30 April 1996 and the three month period ended 31 July 1996 (UNAUDITED - PREPARED BY MANAGEMENT).

--------------------------------------------------------------------------------
3.   SIGNIFICANT ACCOUNTING
       POLICIES                         a)  INVENTORY

                                            Inventory is valued at lower of cost
                                            and net realizable value.

                                        b)  LICENSE COSTS

                                            License   costs  are   deferred  and
                                            amortized over three years beginning
                                            with commercial production.

                                        c)  PREPAID ROYALTY COSTS

                                            Prepaid  royalty  costs are deferred
                                            and  amortized at the greater of: i)
                                            straight line over the 23 month term
                                            of the contract,  or ii) the royalty
                                            rate   under   the   terms   of  the
                                            contract.

--------------------------------------------------------------------------------

INTERACTIVE PROCESSING, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

31 JULY 1996 (UNAUDITED - PREPARED BY MANAGEMENT)
  AND 30 APRIL 1996
U.S. Funds


--------------------------------------------------------------------------------


4. LICENSE AGREEMENTS Under the terms of four agreements dated 17 April 1996, the company purchased the non-exclusive rights to develop, manufacture, market, distribute and sell a patented product known as the "TV Terminator" in most countries around the world.

                                        The company agreed to pay consideration to the licensors as follows:

                                        a)  5,600,000 common shares (issued).

                                        b)  Royalties  of  $1.50  for  each unit
                                            sold  by the  company  or  any  sub-
                                            licensee  of  the  company  due on a
                                            quarterly basis.

--------------------------------------------------------------------------------
5.   DUE TO RELATED PARTY               Amounts due to a company controlled by a
                                        director   are   non-interest   bearing,
                                        unsecured, and have no specific terms of repayment.

--------------------------------------------------------------------------------

6.   SHARE CAPITAL                      a)  Details are as follows:
                                                                         31 July 1996              30 April 1996
                                                                     (UNAUDITED - PREPARED
                                                                         BY MANAGEMENT)
                                                                     ---------------------     ---------------------
                                                                      Number       Amount       Number        Amount
                                            ---------------------------------------------------------------------------

                                            Authorized:

                                            i)  As at 30 April 1996
                                                   25,000,000 common shares with a par value of  $0.001
                                            ii) As at 31 July 1996  (UNAUDITED  - PREPARED BY MANAGEMENT)
                                                   20,000,000 common shares with a par value of $0.001
                                                    5,000,000 cumulative, convertible, preferred shares

                                            Issued and fully paid:
                                              Opening balance         9,419,000    $ 186,300            -   $         -
                                              - private placements            -            -    3,819,000       225,700
                                              - for license costs             -            -    5,600,000         5,600
                                              - share issuance costs          -            -            -       (45,000)
                                            ---------------------------------------------------------------------------


                                                                      9,419,000      186,300    9,419,000       186,300
                                            Allotted                    607,143      170,000            -             -
                                            ---------------------------------------------------------------------------
                                                                     10,026,143    $ 356,300    9,419,000     $ 186,300
                                            ---------------------------------------------------------------------------

                                        b)  Of the total issued and  outstanding
                                            common   shares   of  the   company,
                                            5,600,000   are   restricted    from
                                            trading until 17 April 1998.

                                        c)  There are no share purchase  options
                                            or warrants  outstanding  as 31 July
                                            1996   (UNAUDITED   -  PREPARED   BY
                                            MANAGEMENT) or at 30 April 1996.

                                        d)  On 29 April 1996,  the company began
                                            trading  its shares on the  National
                                            Association   of  Security   Dealers
                                            ("NASD") over-the-counter market.

                                        e)  Subsequent  to the  period  ended 30
                                            April  1996,  the  authorized  share
                                            capital  was  amended to  20,000,000
                                            common    shares    and    5,000,000
                                            cumulative,  convertible,  preferred
                                            shares.  The  preferred  shares  are
                                            redeemable after 31 December 1997 at
                                            $0.50  per  share  and  carry  a 10%
                                            dividend  rate. No preferred  shares
                                            are  outstanding  at  31  July  1996
                                            (UNAUDITED     -     PREPARED     BY
                                            MANAGEMENT).

--------------------------------------------------------------------------------

INTERACTIVE PROCESSING, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

31 JULY 1996 (UNAUDITED - PREPARED BY MANAGEMENT)
  and 30 APRIL 1996
U.S. Funds


--------------------------------------------------------------------------------
7.   RELATED PARTY TRANSACTIONS         The following related party transactions
                                        are at fair market value as estimated by management:

                                        a)  During  the  period  ended  30 April
                                        1996:

                                            i)   INVENTORY

                                                 The company  purchased 60 units
                                                 of   a   consumer   electronics
                                                 product  at cost from a company
                                                 controlled  by a  director  for
                                                 $18 per unit.

                                            ii)  ACCOUNTS PAYABLE

                                                 Included in accounts payable is
                                                 $7,933   owing  to  a   company
                                                 controlled by a director.

                                            iii) MARKETING      AND      PRODUCT
                                                 DEVELOPMENT

                                                 Included in  marketing  expense
                                                 are fees of  $57,095  paid to a
                                                 company    controlled    by   a
                                                 director.

                                            iv)  CONSULTING FEES EXPENSE

                                                 Included  in  consulting   fees
                                                 expense  is  $10,301  paid to a
                                                 company    controlled    by   a
                                                 director.  An additional $8,000
                                                 of consulting fees were paid to
                                                 a  company   controlled   by  a
                                                 second director.

                                            v)   OFFICE EXPENSE

                                                 Included  in office  expense is
                                                 $3,500   in  rent   paid  to  a
                                                 company    controlled    by   a
                                                 director.

                                        b)  During the period ended 31 July 1996
                                            (UNAUDITED     -     PREPARED     BY
                                            MANAGEMENT):

                                            i)   CONSULTING FEES EXPENSE

                                                 Included  in  consulting   fees
                                                 expense  is  $7,508  paid  to a
                                                 company    controlled    by   a
                                                 director. An additional $10,000
                                                 of consulting fees were paid to
                                                 a  company   controlled   by  a
                                                 second director.

                                            ii)  OFFICE EXPENSE

                                                 Included  in office  expense is
                                                 $700 in rent  paid to a company
                                                 controlled by a director.

--------------------------------------------------------------------------------
8.   SUBSEQUENT EVENTS                  a)  SHARE CAPITAL ISSUED

                                            On  28  August  1996,   the  company
                                            agreed  to  issue  607,143  treasury
                                            shares  for  cash  consideration  of
                                            $0.28  per  share  for  a  total  of
                                            $170,000.

                                            As at 31 July 1996,  the proceeds of
                                            this private placement were received
                                            in  contemplation  of completing the
                                            private placement.

INTERACTIVE PROCESSING, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

31 JULY 1996 (UNAUDITED - PREPARED BY MANAGEMENT)
  and 30 APRIL 1996
U.S. Funds




--------------------------------------------------------------------------------


8.   SUBSEQUENT EVENTS - CONTINUED      b)  LICENSE AGREEMENT

                                            Under  the  terms  of  an  agreement
                                            dated  16  July  1996,  the  company
                                            purchased  the  exclusive  licensing
                                            rights  in  the  United  States  and
                                            Canada for the use of the trademarks
                                            of the "Married  ... with  Children"
                                            television  series  to  promote  the
                                            company's  "The Bundy Sport  Remote"
                                            product.

                                            The  licensing  rights  expire on 30
                                            June 1998 but can be  terminated  by
                                            the    licensor     under    certain
                                            conditions.

                                            The  company  will pay a royalty  of
                                            10% to 12%  of net  sales  depending
                                            upon the terms of the product  sale.
                                            The company has guaranteed a minimum
                                            of $75,000 in total royalties during
                                            this term.  The first $25,000 of the
                                            total guaranteed  minimum was due as
                                            an   advance    upon   signing   the
                                            agreement (paid).

                                            Until 12 July 1997,  the company has
                                            an option to extend the agreement to
                                            exclusively  worldwide  by paying an
                                            additional $25,000. In addition,  if
                                            the company has paid the  guaranteed
                                            minimum   royalty  and  met  certain
                                            sales  targets,  it can  extend  the
                                            term  of the  agreement  to 30  June
                                            2000 by providing  written notice by
                                            1 May 1998.

                                        c)  STOCK OPTIONS ISSUED

                                            On  16  August  1996,   the  company
                                            granted  incentive  stock options to
                                            Sheldon  Silverman  (300,000 shares)
                                            and Keith Balderson (200,000 shares)
                                            exercisable   at  $0.656  per  share
                                            until  16  August  2006.   Both  are
                                            directors of the company.

--------------------------------------------------------------------------------

                                    PART III

ITEM 1.           INDEX TO EXHIBITS.

REGULATION                                                                                             SEQUENTIAL
S-B NUMBER                                             EXHIBIT                                         PAGE NUMBER
3.1                 Articles of Incorporation                                                              21
3.2                 Bylaws                                                                                 43
10.1                Patent and Trademark License Agreement between Amoeba                                  65
                    Corporation and Interactive Processing, Inc. dated April 17, 1996
10.2                Patent and Trademark Sublicense Agreement between But Sup                              77
                    But International, Inc. and Interactive Processing, Inc. dated April
                    17, 1996
10.3                Patent and Trademark Sublicense Agreement between Aurora                               89
                    Marketing Inc. and Interactive Processing, Inc. dated April 17,
                    1996
10.4                Patent and Trademark Sublicense Agreement between Measca                              101
                    Corporation and Interactive Processing, Inc. dated April 17, 1996
10.5                1996 Stock Option Plan                                                                113
10.6                1996 Restricted Stock Plan                                                            124
10.7                Merchandising License Agreement between ELP Communications                            134
                    and Interactive Processing, Inc. dated April 17, 1996
27                  Financial Data Schedule                                                               139


ITEM 2.           DESCRIPTION OF EXHIBITS.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        INTERACTIVE PROCESSING, INC.



Date:November 25, 1996                  By:/s/Sheldon Silverman
                                              Sheldon Silverman, President